SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

 Under the Securities Exchange Act of 1934

PRIMERICA, INC.

 (Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

74164M 108

 (CUSIP Number)

SCOTT A. ARENARE, ESQ.

MANAGING DIRECTOR AND GENERAL COUNSEL

 WARBURG PINCUS LLC

 450 LEXINGTON AVENUE

 NEW YORK, NY 10017

 (212) 878-0600

(Name, Address and Telephone Number of Person

 Authorized to Receive Notices of Communication)

Copy to:

     DAVID K. LAM, ESQ.

 WACHTELL, LIPTON, ROSEN & KATZ

 51 WEST 52ND STREET

 NEW YORK, NY 10019

 (212) 403-1000

October 10, 2012

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Warburg Pincus Private Equity X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0849130
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 12,691,731†‡
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 12,691,731†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,691,731†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 20.7%
14	Type of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of common stock, par value $0.01 per share (the “Common Stock”) of Primerica, Inc. (“Primerica”).

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Warburg Pincus X Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0869910
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 12,691,731†‡
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 12,691,731†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,691,731†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 20.7%
14	Type of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock of Primerica.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Warburg Pincus X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403670
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 12,691,731†‡
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 12,691,731†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,691,731†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 20.7%
14	Type of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock of Primerica.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Warburg Pincus X LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403605
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 12,691,731†‡
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 12,691,731†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,691,731†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 20.7%
14	Type of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock of Primerica.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Warburg Pincus Partners LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-4069737
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 12,691,731†‡
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 12,691,731†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,691,731†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 20.7%
14	Type of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock of Primerica.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Warburg Pincus & Co. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-6358475
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 12,691,731†‡
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 12,691,731†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,691,731†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 20.7%
14	Type of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock of Primerica.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Warburg Pincus LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-3536050
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 12,691,731†‡
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 12,691,731†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,691,731†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 20.7%
14	Type of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock of Primerica.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Charles R. Kaye S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 12,691,731†‡
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 12,691,731†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,691,731†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 20.7%
14	Type of Reporting Person IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock of Primerica.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Joseph P. Landy S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 12,691,731†‡
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 12,691,731†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,691,731†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 20.7%
14	Type of Reporting Person IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock of Primerica.

CUSIP No. 74164M 10 8

This Amendment No.7 (this “Amendment”) amends and supplements the Schedule 13D (the “Initial Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 21, 2010, as amended by Amendment No. 1, filed with the SEC on April 21, 2011, Amendment No. 2, filed with the SEC on November 17, 2011, Amendment No. 3,  filed with the SEC on December 21, 2011, Amendment No. 4, filed with the SEC on April 18, 2012, Amendment No. 5, filed with the SEC on April 27, 2012, and Amendment No. 6, filed with the SEC on October 4, 2012 (“Amendment No. 6”) (as amended, the “Statement”), and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (together with Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X, L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC, who may be deemed to control WP X, WP X LP, WP X LLC, WP Partners, WP and WP LLC.  Each of Messrs. Kaye and Landy, WP X, WP X LP, WP X LLC, WP Partners, WP and WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”) disclaims beneficial ownership of the shares of Common Stock except to the extent of any pecuniary interest therein.

Information in respect of each Warburg Pincus Reporting Person is given solely by such Warburg Pincus Reporting Person, and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.  Except as otherwise described herein, the information contained in the Statement remains in effect, and, unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

Item 2. Identity and Background

The response set forth in Item 2 of the Statement is hereby amended by replacing the third paragraph of Item 2(a) with the following paragraph:

As of the date hereof, as a result of the consummation of the transaction contemplated by the October 2012 Share Repurchase Agreement (as defined in Amendment No. 6),  the Warburg Pincus Reporting Persons beneficially own 12,691,731 shares of Common Stock in the aggregate, approximately 20.7% of the outstanding shares of Common Stock, based on 59,405,612 outstanding shares of Common Stock (based on information provided by Primerica) minus the 2,087,682 shares which were repurchased pursuant to the October 2012 Share Repurchase Agreement and are therefore no longer outstanding, and including as outstanding 4,103,110 shares of Common Stock that underlie the warrants owned by the Warburg Pincus Reporting Persons.

Item 4. Purpose of the Transaction

The response set forth in Item 4 of the Statement is hereby amended by adding the following after the last paragraph of Item 4:

On October 10, 2012, pursuant to the October 2012 Share Repurchase Agreement, the Warburg Pincus Reporting Persons sold 2,087,682 shares of Common Stock to Primerica (consisting of 2,022,964 shares sold by Warburg Pincus Private Equity X, L.P. and 64,718 shares sold by Warburg Pincus X Partners, L.P.) at a price of $28.74 per share of Common Stock, for an aggregate cash purchase price of $59,999,980.68.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Statement is hereby amended by adding the following after the last paragraph of Item 5(a):

CUSIP No. 74164M 10 8

Following the closing of the transactions contemplated by the October 2012 Share Repurchase Agreement, WP X is the beneficial owner of 8,588,621 shares of Common Stock (including 8,322,373 shares of Common Stock beneficially owned by Warburg Pincus Private Equity X, L.P., and 266,248 shares of Common Stock beneficially owned by Warburg Pincus X Partners, L.P.) and Warrants exercisable for a total of 4,103,110 shares of Common Stock or non-voting common stock of Primerica (including Warrants exercisable for a total of 3,975,914 shares of Common Stock or non-voting common stock held by Warburg Pincus Private Equity X, L.P. and Warrants exercisable for a total of 127,196 shares of Common Stock or non-voting Common Stock held by Warburg Pincus X Partners, L.P.), collectively representing approximately 20.7% of the outstanding shares of Common Stock (based on the 59,405,612 shares of Common Stock outstanding (based on information provided by Primerica) minus the 2,087,682 shares which were repurchased pursuant to the October 2012 Share Repurchase Agreement and are therefore no longer outstanding, and including as outstanding the 4,103,110 shares underlying the Warrants issued to WP X on April 15, 2010).  Due to their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 8,588,621 shares of Common Stock and Warrants exercisable for a total of 4,103,110 shares of Common Stock or non-voting common stock of Primerica. Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy disclaims beneficial ownership of the shares of Common Stock and the Warrants in which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock or the Warrants in which WP X has beneficial ownership.

(c)    Other than as described in this Amendment, the Warburg Pincus Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.  The additional language added to Item 4 by this Amendment is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response set forth in Item 6 of the Statement is hereby amended by adding the following after the last paragraph of Item 6:

            On October 10, 2012, the transaction contemplated by the October 2012 Share Repurchase Agreement was consummated.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2012

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare______________________
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.
By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare_______________________
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X, L.P.
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare________________________
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X LLC
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare________________________
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS LLC
By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare________________________
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By: /s/ Scott A. Arenare________________________
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By: /s/ Scott A. Arenare________________________
Name: Scott A. Arenare
Title: Managing Director

CHARLES R. KAYE

By: /s/ Scott A. Arenare________________________
Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY

By: /s/ Scott A. Arenare________________________
Scott A. Arenare, Attorney-in-fact**

*

Power of Attorney given by Mr. Kaye was previously filed with the United States Securities and Exchange Commission (the “SEC”) on October 4, 2012, as an exhibit to Amendment No. 6 to this Schedule 13D.

**	Power of Attorney given by Mr. Landy was previously filed with the SEC on October 4, 2012, as an exhibit to Amendment No. 6 to this Schedule 13D.